15048113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2014** (MM/DD/YY) AND ENDING **DECEMBER 31, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CLARKESON RESEARCH INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Townsend Square
Oyster Bay, NY 11771

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Gutilla, P.C.
(Name - *if individual, state last, first, middle name*)

250 Pehle Avenue Suite 101	**Saddle Brook**	**NJ**	**07663**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 3/9/15

tj 3/10/15

OATH OR AFFIRMATION

I, **Brian Bornstein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Clarkeson Research Inc.** as of **DECEMBER 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Christopher James Morabito
Notary Public, State of New York
No. 01MO6236142
Qualified in Nassau County
Commission Expires February 22, 2015

Signature

Owner Clarkson Research Group, Inc.; 100% Owner of Clarkson Research Inc.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARKESON RESEARCH, INC.
DECEMBER 31, 2014

TABLE OF CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 101,
Saddle Brook, NJ 07663
T: (201) 487-8383
F: (201) 490-2080
www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Clarkeson Research, Inc:

We have audited the accompanying financial statement of Clarkeson Research, Inc. (an S corporation) (the "Company"), which comprises the statement of financial condition as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for the financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material aspects, the financial position of the Company as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 20, 2015

CLARKESON RESEARCH, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
ASSETS:		
Cash	$	11,413
Due from broker		271,267
Other assets		2,998
TOTAL ASSETS	$	285,678
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Due to parent		5,996
Accrued expenses and accounts payable		21,314
TOTAL LIABILITIES		27,310
STOCKHOLDER'S EQUITY:		
Common stock (100 shares authorized; 100 shares		
issued and outstanding; $1 par value)		100
Additional paid-in capital		595,373
Accumulated deficit		(337,105)
TOTAL STOCKHOLDER'S EQUITY		258,368
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	285,678

See accompanying notes to financial statement

CLARKESON RESEARCH, INC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS:

Business

On August 19, 2009, a shares purchase agreement was entered into between Bellatore, LLC and Clarkeson Research Group Inc. (the "Parent"). Bellatore LLC owned 100% of the stock of Bellatore Securities, Inc. a registered broker-dealer pursuant to section 15 of the Securities Exchange Act of 1934. Bellatore Securities applied for a change of control with the Financial Industry Regulatory Authority ("FINRA") which was approved on October 1, 2009. In September 2009, a Board resolution was adopted under the laws of the State of Delaware and Bellatore Securities, Inc. changed its name to Clarkeson Research Inc. (the "Company"). The Company is a whole-owned subsidiary of Clarkeson Research Group, Inc. ("Parent") and remains a registered broker dealer. It is authorized to engage in transactions in listed and over-the-counter corporate equities securities, corporate debt securities, mutual funds, government securities and municipal securities. The Company introduces its accounts on a fully-disclosed basis. The Company began operations in May 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). This financial statement was approved by management and available for issuance on February 20, 2015. Subsequent events have been evaluated through this date.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be an S corporation. The Company has also elected S corporation status in New York State. As an S corporation, the Company is not liable for federal and state income tax. Instead, the taxable income or loss is allocated and taxable to the Parent. Accordingly, no provision for federal and state income tax has been reflected in the accompanying financial statement. The Company does not file federal and New York State income tax returns. Its operations are included in the consolidated returns of its Parent.

The Company has adopted the provisions FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise‘s financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)
The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Parent's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

3. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company maintains its cash balances in one financial institution which does not exceed federally insured limits. The Company is not subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts. Management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

4. RELATED PARTY TRANSACTIONS

Parent
In August 2012, the Company entered into a service agreement with its Parent for its share of office space as well as other operational activities provided. The agreement expires in 2017. For the year ended December 31, 2014, rental and operational expenses amounted to $29,250 and $84,375, respectively. At December 31, 2014, the Company owed its Parent $5,996.

Commissions
The President of the Parent earns commissions on the Company's principal transactions. Commissions earned by the President for the year ended December 31, 2014 totaled $238,000. At December 31, 2014, the Company did not owe any money to the President.

CLARKESON RESEARCH, INC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

5. RECEIVABLES FROM BROKERS

Clearing Deposit
The Company has a clearing agreement under which it is required to maintain a cash deposit with a clearing organization in the amount of $250,000. This clearing deposit shall remain on deposit with the clearing organization for a period no later than thirty (30) days subsequent to the termination of the agreement.

Trading Receivable
At December 31, 2014, the Company has a receivable from its broker of $21,267 for commissions related to principal trading activities. This receivable was collected in January 2015.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $255,370, which was $250,370 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1.

7. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and therefore is not required to maintain Special Reserve Bank Account for the Exclusive Benefit of Customers.